18 August 2017

Appointment of Joint Corporate Broker

National Grid plc is pleased to announce that it has appointed Deutsche Bank with immediate effect as joint Corporate Broker alongside Barclays Bank PLC, who remains joint Corporate Broker.

CONTACTS

National Grid:

Investors:
Aarti Singhal	+44 (0) 207 004 3170
Media:
Sean Kemp	+44 (0)207 004 3149